SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 28, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 28, 2017 regarding “Ericsson simplifies organization and names Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: March 28, 2017

PRESS RELEASE MARCH 28, 2017

ERICSSON SIMPLIFIES ORGANIZATION AND NAMES EXECUTIVE TEAM

•	Simplified organizational structure and appointments to Executive Team will help drive execution of company strategy

•	New Business Areas, Market Areas and Executive Team effective April 1, 2017

In line with the business strategy announced today, Ericsson (NASDAQ: ERIC) is simplifying its organizational structure by removing the two-tiered leadership structure, Executive Leadership Team and Global Leadership Team, and forming a single Executive Team. In addition, the geographical setup with ten regions will become five market areas, and the business areas are re-defined and reduced to three. The new Executive Team roles and the new organization will take effect April 1, 2017.

Ericsson President and CEO Börje Ekholm says: “To execute quickly and successfully on the next phase of our strategy, a new leadership team will immediately start working together. We will use the near future to solidify ways of working for the new structure, which will be more efficient and responsive to market and customer needs.”

The following Business Area and Market Area structure will apply to the Ericsson Group as of April 1, 2017:

•	Business Area Networks; Business Area Digital Services; Business Area Managed Services

•	Market Area North America; Market Area Europe & Latin America; Market Area Middle East & Africa; Market Area North East Asia; Market Area South East Asia, Oceania & India

Effective April 1, 2017, Ericsson’s Executive Team members will be:

President and CEO – Börje Ekholm

Business Area Networks – Fredrik Jejdling, Senior Vice President, currently head of Business Unit Network Services

Business Area Managed Services – Peter Laurin, Senior Vice President, currently head of Region Northern Europe and Central Asia

Business Area Digital Services – Ulf Ewaldsson, Senior Vice President, currently head of Group Function Strategy & Technology

Market Area North America – Rima Qureshi, Senior Vice President, currently head of Region North America

PRESS RELEASE MARCH 28, 2017

Market Area Europe & Latin America – Arun Bansal, Senior Vice President, currently head of Business Unit Network Products

Market Area Middle East & Africa – Rafiah Ibrahim, Senior Vice President, currently head of Region Middle East

Market Area North East Asia – Chris Houghton, Senior Vice President, currently head of Region North East Asia

South East Asia, Oceania & India – Nunzio Mirtillo, Senior Vice President, currently head of Region Mediterranean

Technology & Emerging Business – Niklas Heuveldop, Senior Vice President, currently head of Group Function Sales

Finance & Common Functions – Carl Mellander, Senior Vice President, currently acting Head of Group Function Finance & Common Functions

Human Resources – MajBritt Arfert, Senior Vice President, currently acting Head of Group Function Human Resources

Marketing & Communications - Helena Norrman, Senior Vice President, currently in same role

Sustainability & Corporate Responsibility - Elaine Weidman Grunewald, Senior Vice President, currently in same role

Legal Affairs – Nina Macpherson, Senior Vice President, currently in same role

Advisor to the CEO – Jan Frykhammar, Executive Vice President¸ currently in same role

Advisor to the CEO – Magnus Mandersson, Executive Vice President, currently in same role

Per Borgklint, Anders Lindblad, Jean-Philippe Poirault and Charlotta Sund will leave the Executive Leadership Team effective April 1, 2017.

Ekholm says:”As we form a new team, I would like to thank those leaving the executive groups. They have contributed to the leadership of Ericsson during important times of change and we appreciate their dedication and perseverance.”

Find high-resolution photos of the Executive Team here.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ola Rembe, Head of External Communications, Ericsson

Phone: +46 73 02 44 873

E-mail: ola.rembe@ericsson.com

PRESS RELEASE MARCH 28, 2017

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

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Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.